UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO

§240.13d-1(a)

(Amendment No.  1 )*

PRECISION THERAPEUTICS INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

74033P 100

(CUSIP Number)

Carl I. Schwartz, DDS

3750 Las Vegas Blvd. South Apt. 4303

Las Vegas, NV 89158

Phone: 651-389-4800

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securiteis Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that secton of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74033P 100

1	NAME OF REPORTING PERSONS Carl I. Schwartz, DDS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,193,193
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,193,193
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,193,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74033P 100

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $.01 par value, of Precision Therapeutics Inc. a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 2915 Commers Drive, Suite 900, Eagan, Minnesota 55121.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Carl I. Schwartz.

(b)	The principal address for the Reporting Person is 3750 Las Vegas Blvd. South Apt. 4303, Las Vegas, Nevada 89158.

(c)	Dr. Schwartz is Chief Executive Officer and a director of the Issuer.

(d) - (e)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Schwartz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases by the Reporting Person are personal funds.

Item 4.	Purpose of Transaction.

All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business.

On May 21, 2019, the Company and the Reporting Person agreed to amend and restate in its entirety that certain Second Amended and Restated Common Stock Purchase Warrant (the “Existing Warrant”) pursuant to a Third Amended and Restated Common Stock Purchase Warrant (the “Warrant”). The Existing Warrant was issued in connection with Dr. Schwartz’s additional $300,000.00 investment in the Company, as evidenced by that certain Second Amended and Restated Promissory Note in the aggregate principal amount of $1,620,000.00 dated February 6, 2019 (the “Note”). The shares of the Company’s common stock issuable in connection with an exercise of the Warrant are referred to herein as the “Warrant Shares”.

The Warrant has an exercise price of $0.836 per share for the initial 221,292 shares that related to Dr. Schwartz’s November 2018 investment (the “First Tranche”), an exercise price of $0.704 per share for the additional 742,188 shares that related to Dr. Schwartz’s January 2019 investment (the “Second Tranche”), an exercise price of $1.188 per share for the additional 138,889 shares that related to Dr. Schwartz’s February 2019 investment (the “Third Tranche”) and an exercise price of $0.704 per share for each installment of Additional Warrant Shares (as defined below) that will be added to the Warrant Shares. The exercise price in each case is equal to 110% of the closing sale price of the common stock on the date of the applicable investment. Each tranche of the Warrant is exercisable beginning on the sixth month anniversary of the date of the related investment through the fifth year anniversary of the date of the related investment.

On February 1, 2019 and the first day of each calendar month thereafter while the Note and the Warrant remain outstanding, a number of additional shares will be added to the Warrant Shares (“Additional Warrant Shares”) equal to (1) one-half percent (1/2%) of the outstanding principal balance of the Note on such date, divided by (2) $0.704, with the number of Additional Warrant Shares to be rounded to the nearest number of whole shares. The principal change effected by the Third Amended and Restated Common Stock Purchase Warrant is to clarify the formula for the calculation of the Additional Warrant Shares. The current principal balance of the Note is $1,620,000, and therefore, under the amended formula, Dr. Schwartz is currently receiving rights under the Warrant to purchase Additional Warrant Shares on the first day of each month equal to 11,506 shares of common stock at $0.704 per share. Dr. Schwartz has received and may continue to receive stock options in the Company pursuant to his employment agreement, as described in Item 5.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a) and (b) The Reporting Person beneficially owns and has sole voting power and sole power to dispose with respect to 2,193,193 shares of the outstanding Common Stock of the Issuer, representing approximately 6.7% of the Common Stock, which includes 144,298 shares held individually; and options to purchase 1,039,391 shares and warrants to purchase 1,009,504 shares that may be exercised within 60 days. (All percentages are based upon 30,680,570 shares outstanding, as as of May 14, 2019, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed on May 15, 2019.)

As discussed in Item 4, the Reporting Person also holds an additional warrant which is currently for 138,889 shares. However, such warrant does not vest within 60 days and therefore, is not included in the beneficial ownership calculation.

Under the Reporting Person’s current employment agreement with the Issuer, he may receive stock options in lieu of his base salary. At least ten (10) days before the beginning of each six-month period ending June 30 or December 31 during which the Reporting Person is employed under this agreement he may elect to receive non-qualified stock options under the 2012 Stock Incentive Plan or other applicable equity plan of Precision in effect at the time in payment of all or a portion of his base salary for such compensation period in lieu of cash. Stock options (i) will be granted on the first business day of such compensation period, (ii) will have an exercise price per share equal to the closing sale price of Precision common stock on the date of grant, (iii) will have an aggregate exercise price equal to the dollar amount of base salary to be received in options, (iv) will have a term of ten years, and (v) will vest pro rata on a monthly basis over the period of time during which the base salary would have been earned. the Reporting Person currently holds stock options to purchase 1,189,391 shares at exercise prices ranging from $0.619 to $281.25 per share. Of these stock options, 1,039,391 shares may be exercised within sixty days and are included in his beneficial ownership.

(c)   On May 21, 2019, the Company and Reporting Person entered into the Third Amended and Restated Warrant (see Item 4 for information relating to this transaction).

On April 4, 2019, the Reporting Person was granted stock options to purchase 200,000 shares at $0.748 per share in connection with completion of a merger transaction. The option vest over 2 years. Currently 50,000 shares of this option may be exercised within 60 days and are included his beneficial ownership

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 for a description of the terms of the Amended and Restated Promissory Note, Third Amended and Restated Warrant and Subscription Agreement, dated January 8, 2019 as amended May 21, 2019.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
4.1	Third Amended and Restated Common Stock Purchase Warrant Issued to Carl Schwartz dated May 21, 2019 (incorporated by reference to Exhibit 4.1, filed with the Issuer’s Current Report on Form 8-K filed on 5/23/2019)

10.1	Amended and Restated Promissory Note Issued to Carl Schwartz dated January 8, 2019 (incorporated by reference to Exhibit 10.1, filed with the Issuer’s Current Report on Form 8-K filed on 1/14/2019)

10.2	Subscription Agreement by and between Carl Schwartz and the Company dated January 8, 2019 (incorporated by reference to Exhibit 10.2, filed with the Issuer’s Current Report on Form 8-K filed on 1/14/2019)

10.3	Employment Agreement by and between Carl Schwartz and Issuer dated November 10, 2017 (incorporated by reference to Exhibit 10.3 filed with the Reporting Person’s Schedule 13D dated 1/8/2019)

10.4	Amendment to Employment Agreement by and between the Issuer and Carl Schwartz dated August 20, 2018 (incorporated by reference to Exhibit 10.3 filed with the Reporting Person’s Schedule 13D dated 1/8/2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 24, 2019

By:	/s/ Carl I. Schwartz

Carl I. Schwartz, D.D.S.